Exhibit 99.1

Glory Star New Media Group Holdings Limited Announces Hiring of

Capital Market Veteran As its Advisor

BEIJING, July 14, 2020 (GLOBE NEWSWIRE) -- Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star” or the “Company”), a leading mobile and online digital media and entertainment company in China, is pleased to announce that Glory Star has engaged Mr. Steven Antebi, a U.S. capital market veteran, as its adviser. Mr. Antebi is presently the manager of Maple Capital Management, a position he has held from 1993 to the present. Maple invests in Global Equities and structured debt. Mr. Antebi is currently the chairman of the board and co-founder of Crunch Digital and the Royalty Review Counsel. Both companies are leaders in the field of royalty accounting and intellectual property rights management, with particular emphasis on the music industry. Prior to that, Mr. Antebi served for twenty years in various senior positions at Bear Stearns and Company, including institutional sales, trading the firm’s capital in the over the counter market, syndicate distribution, and outside investment banking. Mr. Antebi will receive 2,000,000 non-qualified stock options as a consultant to the Company at a strike price of $3.60 and shall vest over a 14 month period.

About Glory Star New Media Group Holdings Limited

Glory Star New Media Group Holdings Limited is a leading mobile entertainment operator in China. Glory Star’s ability to integrate premium lifestyle content, including short videos, online variety shows, online dramas, live streaming, its Cheers lifestyle video series, e-Mall, and mobile app, along with innovative e-commerce offerings on its platform, enables it to pursue its mission of enriching people’s lives. The company’s large and active user base creates valuable engagement opportunities with consumers and enhances platform stickiness with thousands of domestic and international brands.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; and other factors listed in the Company’s Annual Report on Form 10-K for the year ending December 31, 2019, and in other filings made by the Company with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Glory Star New Media Group Holdings Limited
Yida Ye
Email: yeyida@yaoshixinghui.com

ICR Inc.

Jack Wang

Tel: +1 (646) 308-0546

Email: gsnm@icrinc.com